SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  03 April 2008

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 03 April 2008 re: Director/PDMR Shareholding







          Secretary's Department          Direct line:     020-7356 1043
          25 Gresham Street               Network:         7-400 1043
          London                          Switchboard:     020-7626 1500
          EC2V 7HN                        Facsimile:       020-7356 1038
                                          Network Fax:     7-400 1038
                                          email: alastair.michie@lloydstsb.co.uk

                                          Alastair J Michie
                                          Company Secretary

The London Stock Exchange                                        3rd April, 2008
RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs

Lloyds TSB Group plc

Notification of transactions by person discharging managerial responsibility

1,510 shares were purchased by Equiniti Financial Services Limited on 27th March, 2008 at 460p per share for Mrs Weir's maxi single company ISA.

This relates to a transaction notified by the director in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and
transparency rules.   The transaction took place in the UK and the shares are
listed on the London Stock Exchange.

Equiniti notify investors by post of details relating to ISAs and, in that regard, the company received the information yesterday.



Yours faithfully,




A.J. Michie
Secretary


            Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.




                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  03 April 2008